UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of
the Securities Exchange Act of 1934.

Commission File Number of issuing entity: 333-264978-01

JOHN DEERE OWNER TRUST 2022-B

(Exact name of issuing entity as specified in its charter)

JOHN DEERE RECEIVABLES LLC
(Exact name of registrant and depositor as specified in its charter)

c/o John Deere Capital Corporation
P.O. Box 5328
Madison, Wisconsin 53705-0328
(800) 438-7394

(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

John Deere Owner Trust 2022-B

.25062
	Class	A-1	2.876%	Asset Backed Notes
	Class	A-2	3.73%	Asset Backed Notes
	Class	A-3	3.74%	Asset Backed Notes
	Class	A-4	3.80%	Asset Backed Notes

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)	[ ]
Rule 12g-4 (a) (2)	[ ]
Rule 12h-3(b) (1) (i)	[ ]
Rule 12h-3(b) (1) (ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ x ]

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of John Deere Receivables LLC and John Deere Owner Trust 2022-B have caused this Certification and Notice to be signed on their behalf by the undersigned duly authorized person.

JOHN DEERE OWNER TRUST 2022-B

JOHN DEERE RECEIVABLES LLC

By:	John Deere Capital Corporation,
as Servicer

By:	/s/ Julie M. Rosales
Julie M. Rosales, Assistant Secretary

Dated: April 27, 2026